FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. – Name and Address of Reporting Issuer

Newmarket Gold Inc. (the “Company”)
1680-200 Burrard Street
Vancouver, BC V6C 3L6
Canada

Item 2. – Date of Material Change

February 12, 2016

Item 3. – News Release

The news release was disseminated on February 12, 2016 through the facilities of Marketwired and a copy was subsequently filed on SEDAR at www.sedar.com.

Item 4. – Summary of Material Change

On February 12, 2016, the Company announced that on March 30, 2016 (the “Redemption Date”) it intends to redeem in full all of its then outstanding convertible unsecured debentures due April 30, 2018 (the “Debentures”) in accordance with the provisions of the indenture dated as of April 5, 2013, as supplemented and amended by the first supplemental indenture dated as of July 10, 2015 (together, the “Indenture”), in each case between the Corporation and Equity Financial Trust Company (the “Trustee”).

Item 5.1 – Full Description of Material Change

On February 12, 2016, the Company announced that on the Redemption Date it intends to redeem in full all of its then outstanding Debentures in accordance with the provisions of the Indenture.

The redemption price for the Debentures shall be 100% of the aggregate outstanding principal amount (“Redemption Price”), together with accrued and unpaid interest up to, but excluding, the Redemption Date. In accordance with the Indenture, the Company intends to elect to satisfy its obligation to pay the Redemption Price by issuing to Debenture holders common shares in the capital of the Company (“Common Shares”) and to pay all accrued and unpaid interest up to, but excluding, the Redemption Date, in cash. The number of Common Shares delivered will be determined by dividing the Redemption Price by 95% of the then current market price (as defined in the Indenture) of the Common Shares on the Redemption Date in accordance with the terms of the Indenture.

Debenture holders have the right, by giving notice to the Trustee by no later than 5:00 p.m. (Toronto time) on March 29, 2016, to elect to convert their Debentures into Common Shares at the conversion price in effect on the date of conversion in accordance with the terms of the Indenture.

Item 5.2 – Disclosure of Restructuring Transaction

Not applicable.

Item 6. – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. – Omitted Information

Not applicable.

Item 8. – Executive Officer

For further information, please contact:

Douglas Forster
President & Chief Executive Officer
Tel: 604-559-8040
dforster@newmarketgoldinc.com

Item 9. – Date of Report

February 17, 2016

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this material change report contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which includes the Company’s intentions with respect to the redemption of the Debentures and the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this material change report or incorporated by reference herein, except in accordance with applicable securities laws.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.